Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollar amounts in millions)

(Unaudited)

	Nine Months Ended September 30, 2012	2011	2010	Year Ended December 31, 2009	2008	2007

Earnings from continuing operations before taxes on earnings	$1,106	$1,392	$779	$1,276	$2,028	$1,853
Fixed Charges
Interest expense :
Deposits from banking clients	31	62	105	107	104	238
Payables to brokerage clients	2	3	2	3	55	329
Short-term borrowings	—	—	—	—	1	—
Long-term debt	81	108	92	71	59	38
Other	2	2	—	2	7	15

Total	116	175	199	183	226	620
Interest portion of rental expense	51	62	56	71	62	60

Total fixed charges (A)	167	237	225	254	288	680

Earnings from continuing operations before taxes on earnings and fixed charges (B)	$1,273	$1,629	$1,034	$1,530	$2,316	$2,533

Ratio of earnings to fixed charges (B) ÷ (A) (1)	7.6	6.9	4.1	6.0	8.0	3.7
Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	9.3	9.1	6.3	9.9	16.7	17.4

Total fixed charges	$167	$237	$225	$254	$288	$680
Preferred stock dividends (3)	36	—	—	—	—	—

Total fixed charges and preferred stock dividends (C)	$203	$237	$225	$254	$288	$680

Ratio of earnings to fixed charges and preferred stock dividends (B) ÷ (C) (1)	6.3	6.9	4.1	6.0	8.0	3.7
Ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	7.3	9.1	6.3	9.9	16.7	17.4

(1)	The ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends are calculated in accordance with the requirements of the Commission. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, and the ratio of earnings to fixed charges and preferred stock dividends, excluding deposits from banking clients and payables to brokerage clients interest expense, reflect the elimination of such interest expense as a fixed charge.

(3)	The preferred stock dividend amounts represent the pre-tax earnings that would be required to pay the dividends on outstanding preferred stock. The Company did not have any outstanding preferred stock for the years ended December 31, 2007 to 2011.